As filed with the Securities and Exchange Commission on March 8, 2012

Registration No.333-123139

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST EFFECTIVE AMENDMENT TO FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

SUBSEA 7 S.A.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

Luxembourg
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
 (Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
 (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Subsea 7 (US) LLC
Attention: Mark Webster
10787 Clay Road
Houston, Texas 77041
(713) 430-1100
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466
☒ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Common Share, par value $2.00, of Subsea 7 S.A.	N/A	N/A	N/A	N/A

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Amendment No. 1 to the Supplemental Agreement to the Deposit Agreement filed as Exhibit (a)(3) to this Post-Effective Amendment to Registration Statement on Form F-6 and incorporated herein by reference.

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory article

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt, Paragraph (16) and (17)

	(iii)	The collection and distribution of dividends	Reverse of Receipt, Paragraph (15)

	(iv)	The transmission of notices, reports and proxy soliciting material	Reverse of Receipt, Paragraph (14)

	(v)	The sale or exercise of rights	Reverse of Receipt, Paragraphs (15) and (16)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt, Paragraphs (3) and (6) Reverse of Receipt, Paragraphs (15) and (16)

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt, Paragraphs (22) and (23) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Reverse of Receipt, Paragraph (14)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt, Paragraphs (2), (3), (4), (6), (7),(8), (9) and (10)

	(x)	Limitation upon the liability of the depositary	Face of Receipt, Paragraph (7) Reverse of Receipt, Paragraph (19) and (20)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Face of Receipt, Paragraph (10)

Item 2. AVAILABLE INFORMATION			Face of Receipt, Paragraph (13)

Upon effectiveness of the termination of Subsea 7 S.A.'s reporting requirements under the Securities Exchange Act, Subsea 7 S.A. (the "Company") shall publish information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act (the “Rule 12g3-2(b) exemption”) on its Internet Web site (www.subsea7.com.) or through an electronic information delivery system generally available to the public in its primary trading market and shall comply with the other requirements of the Rule 12g3-2(b) exemption.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Amended and Restated Deposit Agreement, dated as of June 7, 2002, by and among the Company, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). - Filed as Exhibit (a) to Form F-6 (File Number 333-90470), dated June 10, 2002, and incorporated herein by reference.

(a)(2)
Form of Supplemental Agreement to Deposit Agreement by and among the Company, Deutsche Bank Trust Company Americas, as successor depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). - Filed as Exhibit (a)(2) to Form F-6 (File Number 333-123139), dated June 10, 2002, and incorporated herein by reference.

(a)(3)
Form of Amendment to Supplemental Agreement to Deposit Agreement by and among the Company, Deutsche Bank Trust Company Americas, as successor depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). Filed herewith as Exhibit (a)(3).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. - Not Applicable.

(d)
Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered. - Filed as Exhibit (d) to Form F-6 (File Number 333-123139), dated June 10, 2002, and incorporated herein by reference

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. - Set forth on the signature pages hereto.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of June 7, 2002, as supplemented and amended by the Supplemental Agreement to Deposit Agreement, as amended by Amendment No. 1 thereto by and among the Company, Deutsche Bank Trust Company Americas, as successor depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that is has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, United Kingdom, on March 8, 2012.

Legal entity created by the Amended and Restated Deposit Agreement dated as of June 7, 2002, as supplemented and amended by the Supplemental Agreement to Deposit Agreement and as amended by Amendment No. 1 thereto for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one Common Share, par value $2.00, of the Company.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ James Kelly
Name: James Kelly Title: Vice President

By:	/s/ Christopher Konopelko
Name: Christopher Konopelko Title: Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Subsea 7 S.A.  certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London on March 8, 2012.

Subsea 7 S.A.

By:	/s/ Jean Cahuzac
Name: Jean Cahuzac Title: Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jean Cahuzac, Simon Crowe, Ian Cobban and Mark Webster, and each of them, to act as his/her true and lawful attorneys-in-fact and agents, with full and several power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on March 8, 2012.

Name	Title

By: /s/ Jean Cahuzac	Chief Executive Officer and Director (Principal Executive Officer)
Name: Jean Cahuzac

By: /s/ Kristian Siem	Chairman of the Board
Name: Kristian Siem

By: /s/ Simon Crowe	Chief Financial Officer
Name: Simon Crowe	(Principal Financial Officer and Principal Accounting Officer)

By: /s/ Peter Mason	Director
Name: Peter Mason

By: /s/ Dod Fraser	Director
Name: Dod Fraser

By: /s/ Robert Long	Director
Name: Robert Long

By: /s/ Arlid Schultz	Director
Name: Arlid Schultz

By: /s/ Allen Stevens	Director
Name: Allen Stevens

By: /s/ Trond Westlie	Director
Name: Trond Westlie

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES OF THE REGISTRANT

Pursuant to the requirements of the United States Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Subsea 7 S.A., has signed this Post-Effective Amendment to Registration Statement on Form F-6 on March 8, 2012.

Subsea 7 (US) LLC, as authorized representative

By:	/s/ Mark Webster
Name: Mark Webster Title: Director of Finance

INDEX TO EXHIBITS

Exhibit Number

(a)(3)	Form of Amendment to Supplemental Agreement to Deposit Agreement.

(e)	Rule 466 Certification